

August 23, 2022

Richard J. Hawkins
Chief Executive Officer
Lumos Pharma, Inc.
4200 Marathon Blvd #200
Austin, Texas 78756

> **Re: Lumos Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 19, 2022**
> **File No. 333-266966**

Dear Mr. Hawkins:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Suffoletta, Esq.